UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATRION CORPORATION

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

049904105

(CUSIP Number)

Jennifer McDonough

Executive Vice President,

General Counsel and Secretary

Nordson Corporation

28601 Clemens Road

Westlake, Ohio 44145

with a copy to:

James Dougherty

Shanu Bajaj

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Nordson Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 386,910* (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 0 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 386,910*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22%*
(14)	Type of reporting person (see instructions) CO

*

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreements (as defined in Item 3), based on 1,759,954 shares of Common Stock outstanding as of May 23, 2024, as reported by Issuer in the Merger Agreement (as defined below), which is attached hereto as Exhibit 99.1, the Reporting Person may be deemed to have beneficial ownership of 386,910 shares of Common Stock, which is equal to approximately 22% of the voting power of issued and outstanding shares of Common Stock as of May 23, 2024. Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission by Nordson Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule 13D

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Atrion Corporation, a Delaware corporation (“Issuer”). Issuer’s principal executive offices are located at One Allentown Parkway, Allen, TX 75002.

Item 2. Identity and Background

This Schedule 13D is being filed by Nordson Corporation, an Ohio corporation (“Nordson”), with a principal business address of 28601 Clemens Road Westlake, OH 44145 (the “Reporting Person”).

The principal business of Nordson is engineering, manufacturing and marketing differentiated products and systems used for precision dispensing, applying and controlling of adhesives, coatings, polymers, sealants, biomaterials, and other fluids, to test and inspect for quality, and to treat and cure surfaces and various medical products such as catheters, cannulas, medical balloons and medical tubing. Alpha Medical Merger Sub, Inc. (“Merger Sub”) is a wholly owned subsidiary of Nordson and was recently incorporated for the purpose of the Merger (as defined below) upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below).

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Person (the “Scheduled Persons”) that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than Nordson, of any corporation or other organization in which such employment is conducted), and (d) citizenship. Except as set forth otherwise on Annex A, each person identified on Annex A is a citizen of the United States.

During the last five years, neither the Reporting Person, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

Items 4 and 5 are incorporated by reference in this Item 3 as if fully set forth herein.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreements (as defined in Item 4 below) by Nordson and with certain shareholders named on Annex B hereto (each, a “Voting Party” and together the “Voting Parties”).

The shares of Common Stock beneficially owned by the Voting Parties have not been purchased by the Reporting Person, and thus no payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreements. The Voting Parties will receive the same consideration per share of Common Stock as other shareholders receive pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction

Items 3 and 5 are incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement

On May 28, 2024, Nordson, Issuer and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Issuer (the “Merger”), with Issuer surviving the Merger as a wholly owned subsidiary of Nordson.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock (other than shares of Common Stock (i) held in the treasury of Issuer or owned by any direct or indirect wholly owned subsidiary of Issuer immediately prior to the Effective Time, (ii) owned by Merger Sub, Nordson or any direct or indirect wholly owned subsidiary of Nordson immediately prior to the Effective Time, or (iii) held by a holder or beneficial holder that or who is entitled to demand and has properly demanded appraisal for such shares of Common Stock in accordance with, and that or who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware) will be canceled and converted into the right to receive an amount in cash equal to $460.00 per share of Common Stock, without interest (the “Merger Consideration”).

In addition, each restricted stock unit, whether stock-settled or cash-settled, and whether settled on a current or a deferred basis (each, a “Company RSU”) (including Company RSUs subject to market-or performance-based conditions (“Company PSUs”)), granted to an employee or non-employee service provider that is outstanding as of immediately prior to the Effective Time, whether vested but unsettled or unvested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the aggregate number of shares of Common Stock underlying or denominated by such Company RSU (with respect to Company PSUs, vesting at target), less applicable taxes and authorized deductions.

The consummation of the Merger (the “Closing”) is subject to the satisfaction or waiver of certain customary mutual conditions, including (i) the absence of any decision, injunction, decree, ruling, law or order (whether temporary, preliminary or permanent) issued by a governmental body of competent jurisdiction that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger, (ii) the affirmative vote of the holders of a majority of all outstanding shares of Common Stock to adopt the Merger Agreement (the “Issuer Stockholder Approval”), (iii) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and under any agreement with a governmental body not to consummate the Merger, in Nordson’s case, without the imposition of any Burdensome Condition (as defined below), and (iv) the receipt of certain regulatory consents, approvals and authorizations under applicable antitrust and foreign direct investment laws and regulations in Turkey and Italy (the “Required Approvals”), in Nordson’s case, without the imposition of any Burdensome Condition (as defined below). A “Burdensome Condition” includes any action that would require Nordson or Merger Sub to (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divestiture, disposition, license or other conveyance of any categories, portions or parts of assets, properties, products, rights, services, or businesses of Nordson, Atrion or any of their respective affiliates, or agree to any other structural or conduct remedy (including any conduct of business arrangements or termination of any existing relationships or contractual rights and obligations), or (ii) otherwise take or commit to take any actions that would limit Nordson’s, Atrion’s or any of their respective affiliates’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses. The obligation of each party to consummate the Merger is also conditioned upon (a) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the Closing (subject to customary materiality qualifiers), (b) compliance by the other party in all material respects with its pre-Closing obligations and covenants under the Merger Agreement, (c) in Nordson’s case, the absence of a material adverse effect with respect to Issuer, and (d) the receipt from the other party of a certificate, signed by an duly authorized officer of such party, certifying as to the satisfaction of certain conditions.

Under the Merger Agreement, Issuer is subject to customary “no-shop” restrictions on Issuer’s ability to solicit or knowingly encourage or facilitate any alternative acquisition proposals with, execute or enter into any alternative acquisition proposals with, furnish non-public information to, and participate in discussions or negotiations regarding any alternative acquisition proposals with, any third parties, subject to a customary “fiduciary out” provision that allows Issuer, under certain specified circumstances, to furnish information to, and participate in discussions or negotiations with, third parties with respect to a bona fide alternative acquisition proposal from such third parties if (i) Issuer’s board of directors (x) determines in good faith (after consultation with Issuer’s outside legal counsel and outside financial advisor) that such alternative acquisition proposal is, or would reasonably be likely to lead to, a Superior Proposal, and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, and (ii) Issuer provides written notice to Nordson of such determination promptly (and in any event within twenty-four hours of such determination) and (iii) Issuer receives or has received from such third party an executed acceptable confidentiality agreement. Under the Merger Agreement, Issuer is also required to pay a termination fee of $20 million to Nordson if the Merger Agreement is terminated (a) by Issuer, prior to obtaining the Issuer Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, (b) by Nordson if Issuer’s board of directors effects an adverse recommendation change prior to obtaining the Issuer Stockholder Approval, (c) in certain circumstances, by either Nordson or Issuer if the Effective Time has not occurred on the Outside Date (as defined below) or if the Issuer Stockholder Approval is not obtained, or (d) by Nordson if Issuer breaches its representations, warranties or covenants in a manner that would result in a failure of an applicable closing condition to be satisfied and, if curable, Issuer fails to cure such breach within the applicable time period specified in the Merger Agreement and, in each case of the foregoing clauses (c) and (d), if (i) at or prior to the date of such termination, an alternative acquisition proposal has been publicly announced, disclosed or otherwise made public, remains outstanding and is not publicly withdrawn within a specified period of time, and (ii) within twelve (12) months of the termination date, Issuer or any of its subsidiaries consummates an alternative acquisition proposal or enters into a definitive agreement with respect to an alternative acquisition proposal or an alternative acquisition proposal is submitted to the stockholders of Issuer or its subsidiaries for adoption.

The Merger Agreement contains certain customary termination rights for Issuer and Nordson, including the right of (i) either party to terminate the Merger Agreement if the Effective Time has not occurred by 5:00 p.m., New York time, on February 28, 2025 (as it may be extended to August 28, 2025 pursuant to the terms of the Merger Agreement, the “Outside Date”), (ii) Nordson to terminate the Merger Agreement if Issuer’s board of directors effects an adverse recommendation change prior to obtaining the Issuer Stockholder Approval, (iii) either party to terminate the Merger Agreement if the other party breaches its representations, warranties or covenants in a manner that would cause the related conditions to the closing set forth in the Merger Agreement to not be satisfied and such other party fails to timely cure such breach, (iv) either party to terminate the Merger Agreement if any legal restraint prohibiting the consummation of the Merger has become final and nonappealable, and (v) either party to terminate the Merger Agreement if the Issuer Stockholder Approval is not obtained.

Nordson will be obligated to pay to Issuer a one-time fee equal to $40,725,000 in cash, if the Merger Agreement is terminated by either party because (i) the Merger has not been consummated by the Outside Date, or (ii) any governmental authority of competent jurisdiction has enacted or promulgated any nonappealable antitrust law or foreign investment law or order (related to the HSR Act or the Required Approvals) permanently enjoining, prohibiting or making illegal the consummation of the Merger, or because any antitrust or foreign investment law (related to the HSR Act or the Required Approvals) is adopted following the execution of the Merger Agreement that makes consummation of the Merger illegal or otherwise prohibited and, in each case of clauses (i) and (ii), at the time of such termination, (1) the conditions to closing relating to the absence of any law or order (relating to the HSR Act or the Required Approvals) enjoining or otherwise making illegal the consummation of the Merger, the expiration of the applicable waiting period under the HSR Act, or the receipt of the Required Approvals have not been satisfied or waived (or have been satisfied only with the imposition of a Burdensome Condition), and (2) the other conditions to closing in favor of Nordson have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the closing, are capable of being satisfied if the closing were to occur on such date).

Issuer has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to use reasonable best efforts to conduct the businesses of Issuer and its subsidiaries in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the Effective Time, and (ii) not to engage in specified types of transactions and not to take specified actions during this period unless consented to in writing by Nordson (such consent not to be unreasonably withheld, conditioned or delayed).

If the Merger is consummated, the Common Stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934 as promptly as practicable after the Effective Time.

At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the directors of the surviving corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of Merger Sub immediately prior to the Effective Time will be the officers of the surviving corporation until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The directors of Merger Sub are identified on Annex A.

At the Effective Time, Issuer’s certificate of incorporation will be amended and restated in its entirety to read the same as the certificate of incorporation set forth on Exhibit B of the Merger Agreement and as so amended and restated will be the certificate of incorporation of the surviving corporation, until thereafter amended. At the Effective Time, Issuer’s bylaws will be amended and restated to be substantially identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Merger Sub will be replaced by reference to the name of the surviving corporation) and as so amended and restated will be the bylaws of the surviving corporation, until thereafter amended.

Voting Agreements

In connection with the execution of the Merger Agreement, Nordson entered into Voting and Support Agreements (the “Voting Agreements”) with the Voting Parties. The Voting Agreements provide that, among other things, the Voting Parties will vote the shares of Common Stock set forth opposite such Voting Party’s name on Schedule A to the applicable Voting Agreement (together with any additional shares of Common Stock or voting securities acquired by such Voting Party after the date of the Voting Agreement, the “Subject Shares”), (i) in favor of the approval and adoption of the Merger Agreement and any actions related thereto, (ii) in favor of any proposal to adjourn a meeting of the stockholders of Issuer to solicit additional proxies in favor of the approval and adoption of the Merger Agreement and any actions related thereto, and (iii) against any (1) alternative acquisition proposal, (2) reorganization, recapitalization, liquidation or winding-up of Issuer or any other extraordinary transaction involving Issuer, (3) action or agreement the consummation of which would reasonably be expected to prevent or delay the consummation of the Merger, (4) action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Voting Party contained in the Voting Agreements, or (5) change in the membership of Issuer’s board of directors, unless approved by Nordson.

In the aggregate, the Voting Agreements obligate the Voting Parties to vote approximately 22% of the outstanding shares of Common Stock in favor of adoption of the Merger Agreement, based on 1,759,954 shares of Common Stock outstanding as of May 23, 2024, as reported by Issuer in the Merger Agreement (as defined below), which is attached hereto as Exhibit 99.1. Each Voting Party has also agreed in the Voting Agreements to certain restrictions on the transfer of its shares of Common Stock, subject to the terms and conditions set forth in such Voting Party’s Voting Agreement.

The Voting Agreements provide that they will automatically terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to any Voting Party, any amendment to the Merger Agreement that reduces the amount of or changes the form of, or imposes any material restrictions or conditions on the payment of, the Merger Consideration or extends the Outside Date, in each case, unless such the applicable Voting Party has consented to such amendment, or (iv) the mutual written agreement of the parties to the applicable Voting Agreement.

The number of shares of Common Stock that the Reporting Person may be deemed to beneficially own as a result of the Voting and Support Agreements is 386,910.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement, the Voting Agreements with certain shareholders named on Annex B hereto and the form of Voting Agreements with each of the parties to the Voting Agreements are referenced herein as Exhibits 1, 2 and 3, respectively, and are incorporated by reference into this Item 4.

Nordson required that the Voting Parties agree to enter into the Voting Agreements as a condition to Nordson’s and Merger Sub’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

During the pendency of the transactions contemplated by the Merger Agreement, the Reporting Person may take actions to comply with the Reporting Person’s obligations, and to enforce the rights of the Reporting Person, under the Merger Agreement.

Except as set forth in or incorporated by reference in this Schedule 13D, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D and Items 2, 3, 4 and 6 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by virtue of the Voting Agreements, the Reporting Person has not acquired and does not beneficially own any shares of Common Stock. The Reporting Person is not entitled to any rights as shareholders of Issuer as to the shares of Common Stock covered by the Voting Agreements, except as expressly provided in the Voting Agreements. This Schedule 13D will not be construed as an admission by the Reporting Person that such person is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Annex A beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the Reporting Person, the information required by Item 2 of Schedule 13D for each of the Voting Parties with whom the Reporting Person may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Voting Parties. However, the Reporting Person (i) is not entitled to any rights as a shareholder of Issuer as to the Subject Shares, except as otherwise expressly provided in the Voting Agreements, and (ii) neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that the Reporting Person is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Parties.

(c) Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Annex A, has effected any transactions in the shares of Common Stock during the past sixty days.

(d) Except with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Person, no person (other than the Voting Parties) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated by reference in this Item 6.

Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or any of the persons listed in Annex A, or between such persons and any other person, with respect to any securities of Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of May 28, 2024, by and among Nordson Corporation, Alpha Medical Merger Sub, Inc., and Atrion Corporation.

2	Voting and Support Agreement, dated as of May 28, 2024, by and among Nordson Corporation, Montclair Harbour LLC, David A. Battat and Emile A. Battat.

3	Voting and Support Agreement, dated as of May 28, 2024, by and among Nordson Corporation, Stupp Bros., Inc. and John P. Stupp Jr.

4	Form of Voting and Support Agreement.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2024

NORDSON CORPORATION

By:	/s/ Jennifer McDonough
	Name:	Jennifer McDonough
	Title:	Executive Vice President, General Counsel and Secretary

Annex A

Information Concerning Executive Officers and

Directors of Nordson Corporation

Set forth below are the name and present principal occupation of each director and executive officer of Nordson Corporation as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 28601 Clemens Road Westlake, OH 44145, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Nordson Corporation as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation & Principal Business Address
Executive Officers

Sundaram Nagarajan	President and Chief Executive Officer

Daniel Hopgood	Executive Vice President and Chief Financial Officer

James E. DeVries	Executive Vice President

Stephen P. Lovass	Executive Vice President

Jennifer L. McDonough	Executive Vice President, General Counsel and Secretary

Joseph P. Kelley	Executive Vice President

Sarah Siddiqui	Executive Vice President and Chief Human Resources Officer

Srini Subramanian	Executive Vice President

Board of Directors
Michael J. Merriman, Jr.	Business Consultant, Product Launch Ventures, LLC

John DeFord	Chairman, Chief Executive Officer and President, Samothrace Medical Innovations, Inc.

Frank M. Jaehnert	Retired President and Chief Executive Officer, Brady Corporation

Ginger M. Jones	Retired Sr. Vice President and Chief Financial Officer, Cooper Tire & Rubber Company

Dr. Milton Morris	Principal, MEHL BioMedical, LLC

Jennifer Parmentier	Chief Executive Officer, Parker Hannifin Corporation

Victor L. Richey, Jr.	Chairman, Retired President and Chief Executive Officer, ESCO Technologies, Inc.

Christopher L. Mapes Sundaram Nagarajan	Executive Chairman, Retired President and Chief Executive Officer, Lincoln Electric Holdings, Inc. President and Chief Executive Officer, Nordson Corporation

Annette Clayton	Chairwoman, Former President and Chief Executive Officer Schneider Electric North America

Annex B

Name of Voting Party	Subject Shares
Emile A. Battat (1)	150,616
David A. Battat (2)	39,400
Montclair Harbour LLC	55,500
John P. Stupp Jr. (3)	6,394
Stupp Bros., Inc.	135,000

(1)	Mr. Emile A. Battat also directly beneficially owns certain restricted stock units of Issuer that are to be settled in cash.

(2)

David A. Battat has shared voting and investment power over the 55,500 shares of Common Stock held by Montclair Harbour LLC and listed in this Annex B. Mr. David A. Battat also directly beneficially owns certain restricted stock units of Issuer that are to be settled in cash.

(3)

Mr. John P. Stupp, Jr. has voting power and investment power over the 135,000 shares of Common Stock held by Stupp Bros., Inc. and listed in this Annex B, as the as a Chairman, President and Chief Executive Officer of such entity. The 135,000 shares of Common Stock held by Stupp Bros., Inc. are pledged to certain lenders of Stupp Bros., Inc. as security for its working capital line of credit. In addition, Mr. John P. Stupp, Jr. is the direct beneficial owner of (i) 6,394 shares of Common Stock which are pledged as collateral for a mortgage loan, and (ii) 561.22 restricted stock units held in Mr. John P. Stupp, Jr.’s restricted stock unit account that have not been converted into shares of Common Stock as of the date hereof. A family trust, the co-trustees of which are Mr. John P. Stupp, Jr.’s wife and one of his children, also directly beneficially owns 22,330 shares of Common Stock.

Exhibit Index

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of May 28, 2024, by and among Nordson Corporation, Alpha Medical Merger Sub, Inc. and Atrion Corporation.

2	Voting and Support Agreement, dated as of May 28, 2024, by and among Nordson Corporation and the Stockholders party thereto.

3	Voting and Support Agreement, dated as of May 28, 2024, by and among Nordson Corporation and the Stockholders party thereto.

4	Form of Voting and Support Agreement.